CUSIP No. 04033A100	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
04033A100
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04033A100	Page 2 of 5 Pages

1.	Name of Reporting Person	Index Ventures Growth I (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	2,681,919 (issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	2,681,919 (issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,681,919 (issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	2.4%
12.	Type of Reporting Person	PN

CUSIP No. 04033A100	Page 3 of 5 Pages

1.	Name of Reporting Person	Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	93,081 (issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	93,081 (issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	93,081 (issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	Less than 0.1%
12.	Type of Reporting Person	PN

CUSIP No. 04033A100	Page 4 of 5 Pages

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on July 1, 2009 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 109,042,782 shares of Common Stock outstanding as of December 4, 2009, as reported in the Issuer’s Proxy Statement filed with the Securities Exchange Commission on December 11, 2009, and gives effect to the exercise of all warrants held by the Reporting Persons, which are fully vested as of the date of this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04033A100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2010

INDEX VENTURES GROWTH I (JERSEY) L.P.
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I (Jersey) L.P.
INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.